The Vanguard Group, Inc. maintains a $400 million joint fidelity bond for all of the registered investment companies in the Vanguard Group, underwritten by ICI Mutual Insurance Company. The bond is for a one-year term beginning August 1, 2010, with an annual premium of $1,893,120. The premium was paid in full on August 18, 2010.

#88900